SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/20/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
603,879

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
603,879


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
619,505 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.97%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
914,821

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
914,821


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
930,447 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.96%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
914,821

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
914,821


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
930,447 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.96%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
15,626

8. SHARED VOTING POWER
603,879

9. SOLE DISPOSITIVE POWER
15,626
_______________________________________________________

10. SHARED DISPOSITIVE POWER
603,879


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
619,505 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.97%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

TThis statement constitutes Amendment #1 to the schedule 13d filed July 29, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the DEF 14A filed on June 21, 2019, there were 10,380,002 shares of common stock outstanding as of June 20, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of August 20, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 619,505 shares of VCIF (representing 5.97% of VCIF's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 619,505 shares of VCIF include 15,626 shares (representing 0.15% of VCIF's outstanding shares) that are beneficially owned by Mr. Goldstein and Mr.Samuels.
All other shares included in the aforementioned 619,505 shares of VCIF beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 603,879 shares (representing 5.82% of VCIF's outstanding shares).

As of August 20,2019, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 930,447 shares of VCIF (representing 8.96% of VCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLC has sole power to dispose of and vote 15,626 shares. Bulldog Investors, LLC and Messrs. Goldstein and Dakos have shared power to dispose of and vote 603,879 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLC. Messrs.Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 310,942 shares.


c)Since the past filing on 7/29/19 the following shares of VCIF were purchased:

Date:		        Shares:		Price:
8/20/2019		45,000		10.0852
8/16/2019		6,060		 10.1083
8/15/2019		25,940		 10.0663
8/14/2019		12,300		 10.1271
8/13/2019		3,500		 10.1297
7/29/2019		51,753		 10.1847



d) Clients of Bulldog Investors, LLC and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/21/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.